UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change


29 July 2005

PEARSON NAMES NEW CHAIRMAN:
GLEN MORENO, DIRECTOR AND FORMER CHIEF EXECUTIVE
OF FIDELITY INTERNATIONAL, TO SUCCEED DENNIS STEVENSON


Pearson today announces the appointment of Glen Moreno as its new chairman. The appointment will be effective from 1 October 2005, when Dennis Stevenson will retire from the board.

Glen Moreno, 62, is the senior independent director of Man Group plc and has been a non-executive director there since 1994. He is a director of Fidelity International and chairman of its Audit Committee. He is also trustee to The Prince of Liechtenstein and Liechtenstein Global Trusts.

From 1987 to 1991 he was chief executive of Fidelity International, one of the world's most successful investment and financial information companies, recruited to lead its international expansion. Before that, he spent 18 years at Citigroup in Europe and Asia.

Dennis Stevenson said: "The Nominations Committee, led by our senior independent director Terry Burns, set out some clear criteria for our new chairman. We were looking for someone with experience of building businesses, a truly international perspective and an empathy with our culture. Glen scores very highly on all counts and I'm delighted to hand over to him. Pearson is a very special company and it has been a great privilege to play a part in its development."

Glen Moreno said: "I've followed Pearson for many years, watching with admiration as Marjorie and the team transformed it from a diverse conglomerate into a world-leading information company. I've been impressed by the experience and dedication of the people there, and by the strong growth that they are producing. I'm looking forward to working with Marjorie and the team to deliver value to customers and shareholders."

Marjorie Scardino, chief executive, added: "We've been very fortunate to have a chairman with Dennis' wisdom, intellectual curiosity, business sense and commitment to Pearson's values. Glen's record in growing businesses is perfect for this stage of Pearson's development, and we're thrilled to welcome him to Pearson."

Ends

More information: Luke Swanson/ Charlotte Elston + 44 (0) 207 010 2310



Glen Moreno: biographical notes

Citigroup, 1969 - 1987
Over an 18-year career, Moreno held senior positions at Citigroup in Europe and Asia. During that period Citigroup became the leading international bank in Europe, developed a significant Australian business and expanded in South East Asia and India. In the early 1980s he moved to London as a member of Citigroup's Policy Committee and as group executive for investment banking, responsible for corporate finance and trading operations.

Fidelity International, 1987 - 1991
Moreno was recruited by Fidelity's owner Ned Johnson to lead the company's programme of international expansion. With his successor, Barry Bateman, he launched the company's hallmark global product range, Fidelity Funds.

Current roles
Since retiring as chief executive of Fidelity International in 1991, Moreno has held a number of roles in large international businesses. He remains a director of Fidelity International, and chairs its Audit Committee.

He has been a non-executive director of Man Group plc, the FTSE100 financial services group, since 1994, and is now the senior independent director. There he was involved in the successful demerger of Man's traditional commodities trading businesses to focus on investment management and brokerage.

He is a trustee to The Prince of Liechtenstein and Liechtenstein Global Trusts, which combines the family's banking and investment activities. LGT is a successful private banking and wealth management business in Europe, the Middle East and Asia.

He is also a governor of The Ditchley Foundation, founded in 1958 to advance Anglo-American links, which has since broadened to involve nations from all over the world.

An American national, he divides his time between the US and the UK.


Other details

Born:      1943, California

Education: 1965 Stanford University    BA with distinction

           1966 Delhi University       Rotary Foundation Fellow

           1969 Harvard Law School     JD



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 July, 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary